LifeCare Holdings, Inc.

5560 Tennyson Parkway

Plano, TX 75024

July 24, 2008

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Re:	LifeCare Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 28, 2008

File No. 333-133319

Ladies and Gentlemen:

We are in receipt of the letter dated July 7, 2008 (“Comment Letter”) from Larry Spirgel, Assistant Director, Division of Corporation Finance, Securities and Exchange Commission (“SEC”), addressed to Phillip B. Douglas, Chief Financial Officer of LifeCare Holdings, Inc. (the “Company”). On behalf of the Company, we hereby submit the following responses to the comments included in the Comment Letter. Our responses are set forth below each of the comments included in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill, page 24

1.	We note that you review goodwill based upon one reporting unit. Addressing paragraph 30 of SFAS 142 and paragraphs 10-15 of SFAS 131, please tell us how you concluded that you have one reporting unit.

We review on a periodic basis Statement of Financial Accounting Standards 131, Disclosures about Segments of an Enterprise and Related Information, (“SFAS 131”) and 142, Goodwill and other Intangible Assets, (“SFAS 142”) to determine reporting units for the purpose of segment reporting, assigning goodwill and related goodwill impairment tests. Our Company is comprised of long-term acute care hospitals and a corporate office that provides centralized management and administrative support for the hospitals. We do not have substantial ancillary business operations.

An operating segment, as defined by SFAS 131, is a component of an enterprise:

1.	That engages in business activities from which it may earn revenues and incur expenses,

2.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

3.	For which discrete financial information is available.

Our hospital operations meet the criteria to be considered a segment, while our corporate office does not meet the criteria.

Our chief operating decision maker (“CODM”) is our Chief Executive Officer (“CEO”). The CEO determines the adequacy of the resources for our Company and makes the determination if additional resources are necessary based on financial performance. The CEO reviews financial information at the entity level for purposes of making decisions to allocate resources. The individual hospital administrators report directly to two corporate operation managers, who report to our CEO and a separate individual in the role of President. We do not prepare internal divisional financial summaries or statements based upon geographic locations, alignment among the corporate operational managers, or other criteria.

Additionally, we considered the aggregation criteria as discussed in SFAS 131, paragraph 17, and SFAS 142, paragraph 30. While we believe that our hospitals are to be considered as one segment based on the manner in which the CODM manages the business, we also note that our hospitals meet all of the aggregation criteria in paragraph 17 of SFAS 131. All of our hospitals are certified as long-term acute care hospitals by the Centers for Medicare & Medicaid Services (“CMS”) and deliver specialized health care services to medically complex patients. Each of the hospitals has similar economic characteristics and is expected to have similar margins on a long-term basis. We have standardized staffing and delivery of care protocols for our hospitals, the hospitals have similar patient demographics and the hospitals are subject to the same reimbursement system, as implemented by CMS, for the majority of our patients. Accordingly, they would be aggregated into one segment for reporting and goodwill impairment testing as permitted by paragraph 17 of SFAS 131 and paragraph 30 of FAS 142.

Based upon the above, it is our belief that we do not have components that meet the criteria for separate reporting units that would require allocation of goodwill according to SFAS 142 and that the Company is managed as one operating segment in accordance with SFAS 131. Accordingly, goodwill has not been allocated to individual hospitals or groups of hospitals and is evaluated for impairment based on the entity as a whole.

(2) Merger and Related Transactions, page F-7

(7) Goodwill and Other Intangible Assets, page F-14

(11) Insurance Arrangements, page F-20

2.	We note that you utilized an independent third-party valuation to assist in the determination of the value of your acquired identifiable intangible and tangible assets in the merger transaction. Also we note that you used independent third party actuarial estimates in connection with your general and professional liability insurance. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to independent valuations in future filings.

As noted in our above referenced disclosures, we did utilize the services of independent third-party specialists regarding the valuation of acquired identifiable intangible and tangible assets in connection with our merger transaction in 2005 and actuarial estimates in connection with our general and professional liability insurance accrual estimates on an on-going basis. For these matters, we acknowledge that management is responsible for estimating the fair values used in purchase price allocation and in determining the appropriate level of accrual estimates for our general and professional liability insurance. The information provided in reports received from the independent third-party valuation specialists was considered by management in making these estimates but was not the sole basis of these estimates. Accordingly, we do not believe that these independent third-party specialists acted in the capacity of experts with respect to these valuation matters. In future filings with the SEC we will more fully explain the methods and assumptions used by management in making these estimates to make it clear that we are not relying on third-party experts.

Form 10-Q for the quarterly period ended March 31, 2008

Item 4: Controls and Procedures

3.	We note your disclosure that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures. However, it is unclear whether your certifying officers have concluded whether or not your disclosure controls and procedures are effective. Supplementally confirm that both officers concluded that your disclosure controls and procedures were effective, and in future filings, please make clear whether they have concluded that the Company’s disclosure controls and procedures are effective.

We respectively clarify and confirm that our certifying officers did conclude that our disclosure controls and procedures were effective as of March 31, 2008. We will prepare our future filings with the SEC to ensure that our certifying officers’ conclusions regarding the effectiveness of our disclosure controls and procedures are apparent and our disclosure satisfies the requirements of Item 307 of Regulation S-K.

4.

We note your statement that “there have been no significant changes in our internal controls or in other factors that could significantly affect those controls in this quarter.” Please supplementally confirm whether there were any changes in your internal control over financial reporting identified in connection with an evaluation that occurred during your fourth quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Similarly revise in your future filings.

Our certifying officers would like to respectively clarify and confirm that there were no changes in our internal controls over financial reporting identified in connection with their evaluation that occurred during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will prepare our future filings with the SEC to ensure our certifying officers’ conclusions on this matter are apparent and our disclosure satisfies the requirements of Item 308(c) of Regulation S-K.

*    *    *

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s response, please do not hesitate to call me or Chris A. Walker, who currently serves as the Company’s Chief Financial Officer (469-241-2100).

Sincerely,

LIFECARE HOLDINGS, INC.

/s/ Phillip B. Douglas
President

Cc:	Larry Spirgel
Michael Henderson
Ivette Leon
Chris A. Walker